UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2026

James Brunk
Chief Financial Officer
MOHAWK INDUSTRIES INC
160 S. Industrial Blvd.
Calhoun, Georgia 30701

Re: MOHAWK INDUSTRIES INC
Form 10-K for the fiscal year ended December 31, 2024
Filed February 20, 2025
File No. 001-13697

Dear James Brunk:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing